Filed by Bank of Montreal
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Marshall & Ilsley Corporation
SEC Registration Statement No.: 333-172012
This filing, which includes a transcript of a presentation at the 9th Annual Canadian Financial Services Conference, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations. Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2010 Annual Report on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or (416) 867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

National Bank Financial – 9th Annual Canadian Financial Services Conference
March 29, 2011
Hosted by: Peter Routledge — National Bank Financial — Analyst
Guest Speaker: Frank Techar — BMO Financial Group — President & CEO, P&C Canada

Cautionary Statement Regarding Forward-Looking Information
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the safe harbour provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2011 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
With respect to the M&I transaction, such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes.
In calculating the pro-forma impact of Basel III on our regulatory capital and regulatory capital ratios, we have assumed our interpretation of the proposed rules announced by the Basel Committee on Banking Supervision (BCBS) as of this date and our models used to assess those requirements are consistent with the final requirements that will be promulgated by BCBS and the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non-common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios are adopted as proposed by BCBS and OSFI. We also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in such estimates. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at January 31 or as close to January 31 as was practical. The impact of IFRS conversion on our capital ratios is based on the analysis completed as of October 31, 2010. In calculating the impact of M&I and LGM on our capital position, our estimates reflect expected RWA and capital deductions at closing based on anticipated balances outstanding and credit quality at closing and our estimate of their fair value. It also reflects our assessment of goodwill, intangibles and deferred tax asset balances that would arise at closing. The Basel rules could be subject to further change, which may impact the results of our analysis. In setting out the expectation that we will be able to refinance certain capital instruments in the future, as and when necessary to meet regulatory capital requirements, we have assumed that factors beyond our control, including the state of the economic and capital markets environment, will not impair our ability to do so.
Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.

Non-GAAP Measures
Bank of Montreal uses both GAAP and non-GAAP measures to assess performance. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. Reconciliations of GAAP to non-GAAP measures as well as the rationale for their use can be found in Bank of Montreal’s First Quarter 2011 Report to Shareholders and 2010 Annual Report, all of which are available on our website at www.bmo.com/investorrelations.
Examples of non-GAAP amounts or measures include: cash earnings per share, cash productivity and cash operating leverage; revenue and other measures presented on a taxable equivalent basis (teb); amounts presented net of applicable taxes, earnings which exclude the impact of provision for credit losses and taxes, and core earnings which exclude non recurring items such as acquisition integration costs.
Bank of Montreal provides supplemental information on combined business segments to facilitate comparisons to peers.

Additional information for shareholders
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or 416-867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Peter Routledge — National Bank Financial — Analyst
Frank is currently president and CEO of P&C Banking in Canada for BMO financial group. He began in this role in July 2006, prior to that he ran BMO’s Harris Bankcorp Inc. from 2002-2006, and prior to that the was an executive vice president for small business banking, in BMO’s Canadian operation serving 400,000 small and medium sized businesses across Canada.
Frank before you begin I’ll just remind investors that your comments may contain forward looking statements, and listeners should consult BMO’s disclosures filed with securities exchanges and on BMO’s website for further details.
Frank, thank you so much for joining us. You’ve bounced across both sides of the border, so you’re the quintessential BMO banker.

Frank Techar — BMO Financial Group — President & CEO, P&C Canada
I think I’m a little unusual in that regard in BMO, actually.

Peter Routledge — National Bank Financial — Analyst
Yes. Maybe you’re the vanguard. So, Frank, before we get going, what are the key messages you like investors to take away from today’s session?

Frank Techar — BMO Financial Group — President & CEO, P&C Canada
Yes. Thanks, Peter, and good morning, everyone. A couple of comments maybe to start, if I could. This is the second time that I’ve been at this particular gathering. The first time was a couple of years ago. And if I could leave the group with a couple of messages this morning, it would be, number one, that I articulated the plan back then and that we’ve been sticking to it. My first message, I guess, would be consistency. We’ve been consistent in our execution against our plan over the last number of years.
And the second message I’d like to leave you with is that we’re a different company, and we’re a different business than we were just a few short years ago. And when I was here a few years ago, I talked about the fact that we had made some very difficult decisions. We changed the course of the business. We had started to talk about the customer a lot more within the Company and within the P&C business in Canada and that we were seeing some early signs of improvement in our business. And I think I articulated those at that moment in time, and there were probably some disbelievers in the room. And now, we’re two years further in, and I’d just like to share a couple of things with you, because we’re so happy and excited about the progress we’ve made in the business. Arguably if you look at the last 2 years we’ve been the best performing P&C business in Canada. Our top line growth has been the strongest of any of the banks in Canada, our pre-provision, pre-tax reported earnings have been the strongest of any of the banks in Canada, our net income using actual losses on an apples to apples basis has been the strongest, our margin has improved the most, our operating leverage has been the strongest, and our cash operating leverage has improved the most. On any one of the financial measures, we’re number one over the past couple of years.
So going back to my comment about consistency and execution, and staying the course and being different, if you just look at the facts from a financial perspective, we feel very good and very positive about the progress we’ve made.

Maybe most importantly if you look back over those past couple of years, the focus on our customer, and the improvement in our customer loyalty over those two years has been something that we’ve been very proud of and we continue to work on. That improvement has continued over the past few years, and we’re very happy that we have gotten some external recognition very recently with the Forum Group who’s come out with a survey results that said that 72% of Canadians are satisfied with their services they receive from BMO, and that’s the top of any of the Canadian banks. So the message I have about consistency and being different plays out in many different ways across our business. So we’re very happy with where we have ended up.
And maybe the third message today is something I talk to my people about all the time and that is we are not going to change our course. We’re going to continue executing against our strategy and our plan because its been successful and we believe we can be successful in the future.

Peter Routledge — National Bank Financial — Analyst
To pick up on the transformation in the group over the last several years, I thought one of the most interesting and gutsy decisions you guys made, was to get out of the mortgage broker market. And I wonder was that a reflection not necessarily of just an individual distribution strategy but a refocus on the types of customers BMO would pursue and the types of relationships BMO would pursue going forward?

Frank Techar — BMO Financial Group — President & CEO, P&C Canada
I think it’s more of the latter, Peter. If you go back a few years when we made that decision, quite frankly, our customers weren’t happy with the fact that we were offering BMO mortgages through two different channels at two different prices. And we’re committed to this focus on our customer experience and customer loyalty, and we just thought offering that product through those channels was undermining our ability to have a really transparent, clear, honest conversation with our customers.
And the reality is back when we made that call, which is I guess going on four years now, we didn’t have the management time and attention that was necessary to manage that channel, I think, in an effective way. And we had, to your point, bigger fish to fry with our core customer base that deals with us through our branches and proprietary sales forces. So, I would make that decision again, given the same set of circumstances, no doubt about it.

Peter Routledge — National Bank Financial — Analyst
I was also wondering, having executed the decision successfully, now we’re heading into a period of potentially slower household lending growth, and I wonder if the core relationships that you have, positions BMO to kind of grow through, maybe a period of rather stagnant household lending.

Frank Techar — BMO Financial Group — President & CEO, P&C Canada
Well, I don’t know if we’re necessarily different from the others, just given the nature of our customer base and the segments that we serve. What I do know, and I said this very consistently over the years, is we believe that the biggest opportunity we have is with our customers rather than trying to acquire new customers in the marketplace. And that focus on building those broader relationships, those deeper relationships with our customers is a huge opportunity for us. And I’ll give you just a proof point over the past couple of years, we measure share of wallet, which is the way we measure our products and services per household. We’ve improved both on the personal and the commercial side quite nicely as we’ve focused on building those relationships and having better conversations.

But you can actually quantify the impact of that from a financial perspective and its been worth about $100 million to us over the past couple of years and we know we’re not done. We know we still have many single serve customers, we know we can do a better job of having those conversations, and we know there’s a profit pool that is embedded in our own customer base that we have the ability to get at.

Peter Routledge — National Bank Financial — Analyst
That $100 million is at the top line?

Frank Techar — BMO Financial Group — President & CEO, P&C Canada
Yes, top line

Peter Routledge — National Bank Financial — Analyst
There was a very interesting article yesterday in the Globe and Mail, on putting coin gathering machines into BMO branches, obviously that’s still in pilot mode but is there a broader customer acquisition strategy behind that?

Frank Techar — BMO Financial Group — President & CEO, P&C Canada
I think what I said in the paper and what we talk about internally is that it is a great tool to get us to have conversations with both customers and non customers that come in to use the service. That’s all we’re trying to do, is to get people to come in, use the coin machines, take that ticket out of the machine and walk up to one of our bankers and give us the opportunity to say hi and have a conversation. What’s on your mind? Are you a customer? If you’re not a customer, can we have a conversation about whether or not you’re happy and whether or not you’ll give us a shot. And that’s all we’re really trying to do with those machines.
Suffice to say, we think there’s a pent up demand across the country for the use of those coin counters because everybody’s got these things at home and nobody knows what to do with them, and so we think it’s a great tool.
I would characterize us as being a little bit further along than pilot, we’re going to put the machines into all of our new branches and in any of the major renovations that we do across the country, so we’re starting to roll them out in a methodical way across the country because of the experience we’ve seen to this point.

Peter Routledge — National Bank Financial — Analyst
Okay. Maybe I’ll just ask another kind of related question just a bit broader, but in improving market share and getting the kind of growth you’ve gotten, it strikes me that you transformed your brand promise to your customers. Maybe you can frame for us how you think BMO goes to market today, not as differentiated in terms of what you used to do but as differentiated from your peers?

Frank Techar — BMO Financial Group — President & CEO, P&C Canada
Yes, and I’ll focus on that we’re different. We are so passionate and so committed about being different from our competitors, and in the marketplace. We think that’s how we’re going to win as one of the smaller players in

Canada. I don’t think we can win by competing on the same basis, and so everything that we do, we run it through that screen. Is it consistent with our promise? Is it consistent with our strategy? And is it different from how we compete with the other guys? So, you have to know that’s what we talk about internally. And as you see the manifestation of that externally, you can appreciate how hard we’re pushing on it.
It’s really pretty simple, for us, it comes down to conversations. And this isn’t about convenience, it’s not about pricing, it’s not about some of the other things that have been talked about. We are building a system and building a business that’s based on our ability to listen, understand, offer clear choices and guide our customers to solutions where they will feel more confident about their financial situation. That’s what we’re trying to do in everything that we do. And if you think about some of the things that we have launched in the marketplace and are promoting widely...our SmartSteps program, BMO MoneyLogic, all of these things are free. They are tools for our customers to help them understand their finances in a much more fulsome way. And if you’re a cynic, you can kind of say that we don’t even get anything out of them. There’s no product push, and there’s no conversation about what BMO gets out of it. We’re trying to help our customers understand the complexity that exists within the banking space. We know its there and we know historically our customers have said we make it worse, and we’re out to change that. And we think that’s a different position from the other Canadian competitors.
And, by the way, a big part of that strategy is embedded in our people, in their skills, capability, and we’ve invested an awful lot over the last few years in doing just that: Training, development, coaching and really becoming consistent in how we deal with those conversations.

Peter Routledge — National Bank Financial — Analyst
I’ve noticed this around Toronto, but I’m sure it’s the same in other cities in Canada, BMO has moved...I don’t want to use the word aggressively...but somewhat purposefully into what I observed to be more affluent parts of either cities or suburbs around Canada’s largest cities. How far are you along in terms of having your branch footprint match where you want to be and what work is left to do?

Frank Techar — BMO Financial Group — President & CEO, P&C Canada
Yes, I think I would say we have a lot of work to do, when you look at the entire network. The thing you appreciate early on in the job is the 900 branches, it’s very tough to reconfigure the size of that network in a short period of time, and we’ve been at it four or five years. We feel very good about the progress we’ve made, but we do have opportunities across Canada to invest in certain market places and maybe pull back in others. So I’d say maybe we’re about 30% done in thinking about the opportunities we have with our physical distribution network.

Peter Routledge — National Bank Financial — Analyst
And in terms of the growth potential in the network, you’ve got growth coming from better service and better location, does the fact that you have 70% left to do mean there’s a lot of inherent growth in the network?

Frank Techar — BMO Financial Group — President & CEO, P&C Canada
I think there’s some. For me, it’s very hard to quantify. I think its very easy to quantify as I said a little bit earlier, the fact that if we can broaden relationships on an individual customer basis, it’s really hard to figure out what that is worth to us. And even if we move a branch from point A to point B because we think it’s a better location, and we know we’ll get a lift from the inherent characteristic of the market, what we’re really shooting for in that market, is those broader and deeper relationships. So we talk all the time about that being the biggest lever rather than the nature of the distribution network relative to competition or where we’ve been in the past.

Audience Member
Some of the large U.S. banks have discovered that they push the customer deliberately to the ATM and to the Internet, and they realize when they’ve done that they can’t sell them anything new, and they’re trying to get the customer back to the teller. What’s your experience with that, and other than the coin machine, what are you doing?

Frank Techar — BMO Financial Group — President & CEO, P&C Canada
Well, I think it’s really simple from our perspective. We’re not trying to push our customers anywhere. We think that the capabilities, the tools, the technology are going to determine where our customers are going to want to deal with us. And we have to be prepared to engage them in that way wherever they so desire.
So, my view is the technology is a lot different today than it was five years ago. It’s going to be a lot different in five years’ time. We need to be prepared to keep up with that, pick our spots about where we’re going to push and where we’re going to be different. And I think the customers will do what the customers want to do as a result of that.
So, we’re not trying to guide our customers in any particular direction. We’re trying to build capabilities, tools, offers that are attractive to them and that they can choose what is best for them. I think that’s the only way you can go at it because if you try to force the customers into a spot, your loyalty scores are undermined. And over time, your customers understand what you’re trying to do. You’re in it for yourself and we don’t think that’s the right way to run the company.
So, I’m not smart enough to predict what’s going to happen in five years. I wasn’t smart enough to predict what was going to happen five years ago relative to the uptake on the internet and our ability to sell across those different channels. I just know the technology is changing fast enough, that the likelihood of more customers migrating to those transactions over time is really high. And I think it’s going to need time, but if we tried to force it, I think that’s when we’d get in trouble. We’d get in trouble with them, and we’d get in trouble with us because we’re just not ready to make it work in a very seamless way.

Peter Routledge — National Bank Financial — Analyst
I’m going to ask you a little bit about household leverage. We’ve seen a lot of commentary from the Bank of Canada on the stretched Canadian household. They’re particularly concerned that if they have a rise in interest rates, or there’s a spike in unemployment, that we’ll have a lot higher proportion of households who are vulnerable or who suffer significantly.
So, just how concerned are you about household levels generally in Canada? And then within BMO’s customer base, how does that concern differ?

Frank Techar — BMO Financial Group — President & CEO, P&C Canada
I think for the country in general, my opinion is that a little bit of a pause makes a lot of sense. I think it’s prudent. I’m happy that the government intervened and that we’re going to see some changes here over the next little while that, perhaps, will slow down the growth. I think that was a good thing to do, I think it was prudent, and I think it will serve us well in the future. I don’t think we’re in a crisis right now overall in the country, but when you look at the growth in debt to income and the other measures that we’ve all been discussing and debating over time, the question you have to ask is: Can it go on forever? And I think the answer is no, and therefore, making some changes early, I think was the right thing to do.
In our own way, we’ve been trying to, again, talk to our customers about that very fact, and our offers and how we’re engaging with them. Our low-rate five-year fixed mortgage, which is only available at a 25 year amortization period, was our attempt early on, almost a year ago now, to say to our customers, “You need to be thinking differently about your debt, and you need to start thinking differently about paying off your mortgage sooner because we think it’s a prudent thing to do. And we’re going to make that attractive with a great rate in the marketplace to do that.”
So, we have been talking to our customers about this well before we got into this debate in the fall. And I just think it’s prudent. I think it’s the right thing to do for Canada. I think it’s going to set us up well in the future notwithstanding the fact that we’re going to see a little slower growth. I think the medium-term health is a lot more important than a short-term win.
Relative to our portfolio, we’re feeling about as confident as we can feel. Historically, BMO’s loss percentages have been lower than our competitors. Our growth hasn’t been as high in some of the product categories as our competitors, and we just feel like we’re in good shape. But we’re trying to moderate that growth within our own portfolios as well as how we engage with our customers with the products we offer because we think it’s the right thing to do over the medium term.

Peter Routledge — National Bank Financial — Analyst
Without putting you on the spot too much, or at least not trying to do that, you’ve changed your offerings which generally are pretty conservative from a credit perspective, you’re out of the mortgage broker market, if we head into a period of slow or even declining consumer borrowing, doesn’t BMO then outperform peers? Because you’re fundamentally, as a result of all those decisions, your customer base is different.

Frank Techar — BMO Financial Group — President & CEO, P&C Canada
The easy thing would be to say yes but I’m not so sure it is true. First of all if you look at the health of all the portfolios across all of the banks in Canada, we’re all in pretty good shape. A high percentage of the portfolios are secured, a lot of the mortgage that is insured, I can’t envision a scenario where we’d see huge losses in those portfolios unless we go into another significant recession that lasts for a long time, and I don’t think anybody is predicting that. So, I think we’ll continue to perform better than the competition, but I don’t think we’re in for a really tough slug.

Peter Routledge — National Bank Financial — Analyst
Okay, we’ll shift gears a little on you. Maybe just first of all, we’ve had the crisis in Japan. Does BMO have any Japan exposure that you can update us on?

Frank Techar — BMO Financial Group — President & CEO, P&C Canada
Yes. First of all, we have minimal direct exposure to the country. We do have a reinsurance business that we’ve had for, I think, as long as I’ve been in the Company; that has performed extremely well over a long period of time.

And we do have some exposure through that reinsurance business to the earthquake in Japan, and we also have some exposure to the earth quake in New Zealand.
And, sort of looking at Q2, its early days and we’re still trying to get a handle on the size of that exposure but we think its going to be somewhere in the order of $30-40 million pre-tax in our reinsurance business associated with those two events.

Peter Routledge — National Bank Financial — Analyst
And that’s in P&C reinsurance, property and casualty?

Frank Techar — BMO Financial Group — President & CEO, P&C Canada
Yes

Peter Routledge — National Bank Financial — Analyst
Conceivably the premiums after the event would go up, and there would be less capacity in the marks?

Frank Techar — BMO Financial Group — President & CEO, P&C Canada
We’ll see, and that business we made a change a year or so ago, that business with our total insurance business, is managed in our PCG segment

Peter Routledge — National Bank Financial — Analyst
Final question, staying outside of Canada, couldn’t let you go off the stage without asking about the M&I transaction, big picture, you ran Harris for a number of years, what does this do to BMO’s US platform?

Frank Techar — BMO Financial Group — President & CEO, P&C Canada
First of all, we have been looking at that property for a long time, back all the way to 2002 and 2003 when I was in Chicago. As you all know we’ve been growing our P&C business in the United States through small acquisitions and organic growth over that period of time, and positioning ourselves for an opportunity to do something a little bigger. M&I popped up at what I would characterize as a fantastic time, post recession vs pre recession. It was an attractive price, and we think strategically is a fantastic fit for BMO. What it does for us, it gives us the capability, it gives us a footprint in a market place now that is equal in size to Canada. If you think about the 5 states that M&I operates in and we now have a GDP that’s as large as our Canadian context. We have 900 branches in Canada. We will have 700 branches post-closing in the U.S. And we think that that size and scale will allow us to move forward more quickly, leverage some of our capabilities in Canada and grow the business. We just think it’s a fantastic strategic fit. If you look at businesses of M&I, they’re very tightly fit with what we do at BMO: core retail banking, core commercial banking, a great wealth business. We’ve been successful in those businesses for a long period of time and we think the combination of putting the two businesses together, taking the best from both, is going to give us a great leg up in the marketplace.

And by the way I should say, our focus on customer experience and customer loyalty isn’t just a focus in Canada, and Harris and M&I are fortunate because of their hard work over a long period of time to have some of the highest customer loyalty scores in their regions. So we think we’re going to build this business from a position of strength and we know we’ve got a lot of work to do but we like the strategic fit for those reasons.

Peter Routledge — National Bank Financial — Analyst
Frank, thank you, we appreciate your time and good luck.

Frank Techar — BMO Financial Group — President & CEO, P&C Canada
Thank you.